# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Koppers Holdings Inc., CIK 0001315257
CUSIP: 50060P106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 436 SEVENTH AVENUE, PITTSBURGH, Pennsylvania (PA), 15219
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001633362
Persons authorized to receive notices and communications: JEFFREY JACOBOWITZ, SIMCOE CAPITAL MANAGEMENT, LLC, 540 Madison Avenue, 27th Floor, New York, New York (NY), 10022, 212-448-7400; STEVE WOLOSKY & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Simcoe Capital Management, LLC (CIK 0001633362): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,349,005; shared voting power 0; sole dispositive power 1,349,005; shared dispositive power 0; aggregate amount beneficially owned 1,349,005 (7% of the class)
- SIMCOE PARTNERS L P (CIK 0001220336): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,226,375; shared voting power 0; sole dispositive power 1,226,375; shared dispositive power 0; aggregate amount beneficially owned 1,226,375 (6.4% of the class)
- Simcoe Select, LP (CIK 0001758330): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 86,845; shared voting power 0; sole dispositive power 86,845; shared dispositive power 0; aggregate amount beneficially owned 86,845 (0.5% of the class)
- SIMCOE MANAGEMENT COMPANY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,313,220; shared voting power 0; sole dispositive power 1,313,220; shared dispositive power 0; aggregate amount beneficially owned 1,313,220 (6.8% of the class)
- SDR Partners, LLC (CIK 0001538519): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 35,785; shared voting power 0; sole dispositive power 35,785; shared dispositive power 0; aggregate amount beneficially owned 35,785 (0.2% of the class)
- Jacobowitz Jeffrey (CIK 0001450714): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,349,005; shared voting power 0; sole dispositive power 1,349,005; shared dispositive power 0; aggregate amount beneficially owned 1,349,005 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Koppers Holdings Inc.
Address of issuer's principal executive offices: 436 SEVENTH AVENUE, PITTSBURGH, Pennsylvania (PA), 15219

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Simcoe Partners, L.P., a Delaware limited partnership ("Simcoe Partners");

(ii) Simcoe Select, L.P., a Delaware limited partnership ("Simcoe Select");

(iii) Simcoe Management Company, LLC, a Delaware limited liability company ("Simcoe Management"), which serves as the general partner of Simcoe Partners and Simcoe Select;

(iv) SDR Partners, LLC, a Delaware limited liability company ("SDR Partners");

(v) Simcoe Capital Management, LLC, a Delaware limited liability company ("Simcoe Capital"), which serves as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners; and

(vi) Jeffrey Jacobowitz, who serves as the Managing Member of each of Simcoe Management and Simcoe Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is 540 Madison Avenue, 27th Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of each of Simcoe Partners, Simcoe Select and SDR Partners is investing in securities. The principal business of Simcoe Management is serving as the general partner of Simcoe Partners and Simcoe Select. The principal business of Simcoe Capital is serving as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners. Mr. Jacobowitz is the Managing Member of each of Simcoe Management and Simcoe Capital.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jacobowitz is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock (the "Shares") purchased by each of Simcoe Partners, Simcoe Select and SDR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,226,375 Shares directly owned by Simcoe Partners is approximately $40,659,563, including brokerage commissions. The aggregate purchase price of the 86,845 Shares directly owned by Simcoe Select is approximately $3,681,670, including brokerage commissions. The aggregate purchase price of the 35,785 Shares directly owned by SDR Partners is approximately $1,213,593, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were substantially undervalued. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are supportive of management's current plan to increase the Issuer's profitability, the strong focus on free cash flow generation and the use of such funds to reduce debt and repurchase Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board of Directors (the "Board"), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer's management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, making recommendations or proposals to the Issuer concerning changes to the Issuer's operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, acquiring additional Shares, disposing of some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 19,231,826 Shares outstanding, as of April 30, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

A. Simcoe Partners
As of the date hereof, Simcoe Partners directly owned 1,226,375 Shares. Percentage: approximately 6.4%

B. Simcoe Select
As of the date hereof, Simcoe Select directly owned 86,845 Shares. Percentage: less than 1%

C. Simcoe Management
Simcoe Management, as the general partner of Simcoe Partners and Simcoe Select, may be deemed the beneficial owner of the (i) 1,226,375 Shares owned by Simcoe Partners and (ii) 86,845 Shares owned by Simcoe Select. Percentage: approximately 6.8%

D. SDR Partners
As of the date hereof, SDR Partners directly owned 35,785 Shares. Percentage: less than 1%

E. Simcoe Capital
Simcoe Capital, as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners, may be deemed the beneficial owner of the (i) 1,226,375 Shares owned by Simcoe Partners, (ii) 86,845 Shares owned by Simcoe Select and (iii) 35,785 Shares owned by SDR Partners. Percentage: approximately 7.0%

F. Mr. Jacobowitz
Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 1,226,375 Shares owned by Simcoe Partners (ii) 86,845 Shares owned by Simcoe Select and (iii) 35,785 Shares owned by SDR Partners. Percentage: approximately 7.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Simcoe Partners
1. Sole power to vote or direct vote: 1,226,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,226,375
4. Shared power to dispose or direct the disposition: 0

B. Simcoe Select
1. Sole power to vote or direct vote: 86,845
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 86,845
4. Shared power to dispose or direct the disposition: 0

C. Simcoe Management
1. Sole power to vote or direct vote: 1,313,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,313,220
4. Shared power to dispose or direct the disposition: 0

D. SDR Partners
1. Sole power to vote or direct vote: 35,785
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,785
4. Shared power to dispose or direct the disposition: 0

E. Simcoe Capital
1. Sole power to vote or direct vote: 1,349,005
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,349,005
4. Shared power to dispose or direct the disposition: 0

F. Mr. Jacobowitz
1. Sole power to vote or direct vote: 1,349,005
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,349,005
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On May 19, 2026, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities

99.1 - Joint Filing Agreement by and among Simcoe Partners, L.P., Simcoe Select, L.P., SDR Partners, LLC, Simcoe Management Company, LLC, Simcoe Capital Management, LLC and Jeffrey Jacobowitz, dated May 19, 2026.

## Signatures
- Simcoe Capital Management, LLC: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member (05/19/2026)
- SIMCOE PARTNERS L P: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member of Simcoe Management Company, LLC (its General Partner) (05/19/2026)
- Simcoe Select, LP: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member of Simcoe Management Company, LLC (its General Partner) (05/19/2026)
- SIMCOE MANAGEMENT COMPANY, LLC: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member (05/19/2026)
- SDR Partners, LLC: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz, Managing Member of Simcoe Management Company, LLC (its Investment Manager) (05/19/2026)
- Jacobowitz Jeffrey: /s/ Jeffrey Jacobowitz, Jeffrey Jacobowitz (05/19/2026)